EXHIBIT 99.1

NXT ENERGY SOLUTIONS INC.

Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended

June 30, 2025

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited-expressed in Canadian dollars)

	June 30,	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$1,947,533	$730,395
Short-term investments	204,137	-
Accounts receivable (Note 3)	4,936,476	105,858
Contract assets (Note 3)	696,738	-
Prepaid expenses	197,038	274,799
	7,981,922	1,111,052
Long term assets
Deposits	247,446	261,485
Property and equipment	379,517	375,777
Right of Use Assets (Note 4)	2,371,961	2,506,506
Intellectual property (Note 5)	8,922,224	9,771,481
	$19,903,070	$14,026,301
Liabilities and Shareholders' Equity Deficit
Current liabilities
Accounts payable and accrued liabilities (Note 6)	$1,344,532	$1,233,974
Deferred revenue	68,046	840,768
Current portion of convertible debentures (Note 7)	1,863,713	4,915,248
Current portion of long-term debt	111,111	111,111
Current portion of lease obligation (Note 8)	704,080	693,607
	4,091,482	7,794,708
Long-term liabilities
Convertible debentures (Note 7)	-	4,259,709
Long-term debt	546,296	601,852
Long-term lease obligations (Note 8)	1,204,744	1,607,935
Asset retirement obligation	25,989	24,761
	1,777,029	6,494,257
	5,868,511	14,288,965
Shareholders' deficit

Common shares (Note 10): - authorized unlimited Issued: 108,952,643 (2024 – 78,495,184) common shares	111,722,667	98,262,510
Contributed capital	9,874,528	9,739,322
Deficit	(107,562,636)	(108,264,496)
	14,034,559	(262,664)
	$19,903,070	$14,026,301

Going Concern (Note 1)

Commitments (Note 9)

Signed "Charles Selby"	Signed "Bruce G. Wilcox"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited-expressed in Canadian dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024

Revenue
SFD® related revenue (Note 15)	$1,656,476	$-	$14,120,547	$602,072
Expenses
SFD® related costs, net	1,267,796	253,580	3,599,626	984,100
General and administrative expenses (Notes 12, 16)	1,208,439	962,043	2,316,806	1,983,349
Amortization	479,248	482,134	956,145	922,698
	2,955,483	1,697,757	6,872,577	3,890,147
Other expenses (income)
Interest expense, net	194,697	189,189	445,359	302,768
Foreign exchange loss (gain)	(100,086)	64,998	(165,167)	110,004
Loss on remeasurement of convertible debentures (Note 7)	5,579,602	955,468	6,249,145	955,468
Patent costs and loss on disposal of assets & lease modifications	9,438	105,801	16,803	143,498
	5,683,561	1,315,456	6,546,110	1,511,738

(Loss) income before income taxes	(6,982,658)	(3,013,213)	701,860	(4,799,813)

Income tax expense	-	-	-	-

Net (loss) income and comprehensive (loss) income	$(6,982,658)	$(3,013,213)	$701,860	$(4,799,813)
Net (loss) income per share (Note 11)
Basic	$(0.08)	$(0.04)	$0.01	$(0.06)
Diluted	$(0.08)	$(0.04)	$0.01	$(0.06)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited-expressed in Canadian dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Cash from (used in):
Operating activities
Net (loss) income	$(6,982,658)	$(3,013,213)	$701,860	$(4,799,813)
Items not affecting cash:
Stock based compensation expense (Note 12)	338,162	91,020	537,077	137,216
Amortization	479,248	482,134	956,145	922,698
Accretion expense	615	614	1,228	1,229
Non-cash lease amortization and accretion (Note 8)	58,234	67,417	116,550	239,636
Unrealized foreign exchange loss (gain)	(217,139)	144,812	(262,066)	158,275
Loss on disposal of assets and lease modification	6,734	103,769	7,138	135,455
Remeasurement of convertible debentures (Note 7)	5,579,602	955,468	6,249,145	955,468
Change in deposits	1,441	1,440	2,881	2,881
Change in non-cash working capital balances (Note 14)	1,132,209	569,578	(6,378,371)	1,233,610
Lease payments	(60,168)	(69,170)	(120,336)	(246,552)
	7,318,938	2,347,082	1,109,391	3,539,916
Net cash from (used) in operating activities	336,280	(666,131)	1,811,251	(1,259,897)

Financing activities
Proceeds from the employee share purchase plan (Note 12)	10,557	9,461	26,333	16,942
Proceeds from stock options	59,417	-	59,417	-
Repayment of long-term debt	(27,778)	(27,778)	(55,556)	(55,556)
Proceeds from convertible debentures (Note 7)	-	2,709,998	-	3,472,078
Repayment of lease obligations (Note 8)	(139,318)	(117,099)	(274,539)	(117,099)
Net cash from (used in) financing activities	(97,122)	2,574,582	(244,345)	3,316,365

Investing activity
Purchase of property, plant and equipment, net	(10,110)	(2,927)	(41,303)	(27,029)
Purchase of short-term investments	-	(68,417)	(213,940)	(68,417)
Net cash used in investing activity	(10,110)	(71,344)	(255,243)	(95,446)
Effect of foreign exchange rate changes on cash and cash equivalents	(98,872)	(4,287)	(94,525)	2,707

Net increase in cash and cash equivalents	130,176	1,832,820	1,217,138	1,963,729
Cash and cash equivalents, beginning of the period	1,817,357	532,622	730,395	401,713
Cash and cash equivalents, end of the period	$1,947,533	$2,365,442	$1,947,533	$2,365,442
Supplemental information
Cash interest paid	$209,278	$116,199	$422,427	$202,832
Non-cash financing activities, conversion of convertible debt	$13,161,546	-	$13,161,546	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Shareholders' Deficit

(Unaudited-expressed in Canadian dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024

Common Shares
Balance at beginning of the period	$98,441,552	$98,194,233	$98,262,510	$98,179,271
Issuance of common stock, net of share issuance costs for:
Employee Share Purchase Plan (Note 12)	21,113	18,921	52,.665	33,883
Restricted Stock Unit Plan (Note 12)	-	-	39,035	-
Exercise of stock options	59,417	-	59,417	-
Conversion of convertible debentures (Note 10)	13,161,546	-	13,161,546	-
Transfers from contributed capital:		-		-
Exercise of stock options	(69,416)	-	39,039	-
Equity based transaction with non-employee (Note 10)	108,455	-	108,455	-
Balance at end of the period	111,722,667	98,213,154	111,722,667	98,213,154
Contributed Capital
Balance at beginning of the period	9,771,592	9,585,205	9,739,322	9,552,839
Transfer of equity to common shares (Note 10)	(39,039)	-	(147,494)	-
Recognition of stock-based compensation expense (Note 12)	141,975	56,435	282,700	88,801
Balance at end of the period	9,874,528	9,641,640	9,874,528	9,641,640
Deficit
Balance at beginning of the period	(100,579,978)	(100,973,301)	(108,264,496)	(99,186,701)
Net (loss) income	(6,982,658)	(3,013,213)	701,860	(4,799,813)

Balance at end of the period	(107,562,636)	(103,986,514)	(107,562,636)	(103,986,514)

Total Shareholders' Deficit at end of the period	$14,034,559	$3,868,280	$14,034,559	$3,868,280

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements As at and for the period ended June 30, 2025 (Expressed in Canadian dollars unless otherwise stated)

1. The Company and going concern

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada and listed on the Toronto Stock Exchange (“TSX”).

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that utilizes the principles of quantum mechanics to infer stress anomalies of exploration interest. This method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment to recommend areas with commercial hydrocarbon and/or geothermal potential.

These unaudited condensed consolidated interim financial statements for the period ended June 30, 2025 (the” Consolidated Financial Statements”) of NXT have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP”).

These Consolidated Financial Statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods.

These Consolidated Financial Statements have been prepared on a going concern basis. The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there continues to be material uncertainties that cast substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these Consolidated Financial Statements have been issued. The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that these Consolidated Financial Statements have been issued.

During 2024 the Company completed an SFD® survey and had received deposits on three other SFD® surveys planned to be executed in 2025 (the “2025 SFD® Surveys”). As of the date of these financial statements, the Company has finished the acquisition phase of two of the 2025 SFD® Surveys and received milestone payments which have generated cash from operations for the Company. In addition, during 2023 and 2024 the Company completed convertible debenture financings which resulted in raising additional net proceeds of approximately $8,192,559.

The Company continues to develop its pipeline of opportunities to secure additional revenue contracts. The Company’s longer-term success remains dependent upon its ability to convert these revenue opportunities into successful contracts, to continue to attract new client projects, expand its revenue base to a level sufficient to exceed fixed operating costs, and generate consistent positive cash flow from operations. The occurrence and timing of these events cannot be predicted with certainty.

Further financing options that may or may not be available to the Company include the issuance of new equity, debentures or bank credit facilities. The need for any of these options will be dependent on the timing of securing additional SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements As at and for the period ended June 30, 2025 (Expressed in Canadian dollars unless otherwise stated)

The Consolidated Financial Statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these Consolidated Financial Statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

Use of Estimates and Judgements

In preparing these Consolidated Financial Statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these Consolidated Financial Statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies. The estimates and assumptions used are based upon management's best estimate as at the date of the Consolidated Financial Statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Certain estimates and judgments have a material impact where the assumptions underlying these accounting estimates relate to matters that are highly uncertain at the time the estimate or judgment is made or are subjective. In 2025 and 2024, the estimates and judgments included the assessment of impairment indicators of intellectual property and recognition of SFD® related revenue.

Other accounting estimates and judgments that may have a material impact on the financial statements include: the forward-looking assumptions related to the going concern assumption, the estimated useful lives of intellectual property and property, plant and equipment, lease interest rates and terms, the fair value of convertible debentures, and the assumptions used to measure stock-based compensation expense.

2. Significant Accounting Policies

Basis of Presentation

These Consolidated Financial Statements for the period ending June 30, 2025, have been prepared by management in accordance with US GAAP and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2024. There were no new policies adopted on January 1, 2025.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements As at and for the period ended June 30, 2025 (Expressed in Canadian dollars unless otherwise stated)

3. Accounts receivable and Contract Assets

	June 30,	December 31,
	2025	2024
Total receivables and contract assets	$5,541,937	$22,210
Contract assets	(696,738)	-
Trade receivables	4,845,199	22,210
Other receivables	91,277	83,648
Net Accounts receivable	4,936,476	105,858
Allowance for doubtful accounts	-	-
Accounts receivable	4,936,476	105,858

Aging of accounts receivable as of June 30, 2025

Current	$349,075
0-30 days	3,140,333
31-60 days	-
61-100 days	1,355,791
4,845,199

$272,182 of outstanding accounts receivable were collected after June 30, 2025.

Contract assets are revenues not invoiced as of June 30, 2025.

4. Right of use assets

	June 30, 2025
	Cost	Accumulated	Right of
	Base	Amortization	Use
Aircraft	$3,468,239	$2,015,467	$1,452,772
Office Building	2,324,694	1,409,763	914,931
Printer	9,716	5,458	4,258
	5,802,649	3,430,688	2,371,961

	December 31, 2024
	Cost	Accumulated	Right of
	Base	Amortization	Use
Aircraft	$3,468,239	$1,939,006	$1,529,233
Office Building	2,324,694	1,352,941	971,753
Printer	9,716	4,196	5,520
	5,802,649	3,296,143	2,506,506

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements As at and for the period ended June 30, 2025 (Expressed in Canadian dollars unless otherwise stated)

Aircraft

On March 22, 2024, the Company extended its Aircraft lease for three years to March 28, 2027. The Company will own the aircraft at the end of the lease term. Terms of the lease extension include an interest rate of 12%, and monthly payments of US$40,189. The Company has an early purchase option to acquire the aircraft on any of the remaining following dates, September 28, 2025, March 28, 2026, or September 28, 2026. The purchase price would be the amortized value of the lease liability, plus a four-months of interest. The lease is being treated as a finance lease.

5. Intellectual property

	June 30, 2025
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right acquired	$25,271,000	$16,566,967	$8,704,033
SFD® Geothermal Right acquired	275,610	57,419	218,191
	25,546,610	16,624,386	8,922,224

	December 31, 2024
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right acquired	$25,271,000	$15,724,601	$9,546,399
SFD® Geothermal Right acquired	275,610	50,528	225,082
	25,546,610	15,775,129	9,771,481

SFD® Hydrocarbon Right

During 2015, NXT acquired the rights to the SFD® technology for use in the exploration of hydrocarbons (“Hydrocarbon Right”) from Mr. George Liszicasz, the former President and CEO of NXT (“CEO”), and recorded the acquisition as an intellectual property asset on the balance sheet. The asset was recorded at the fair value of the consideration transferred, including the related tax effect of approximately $25.3 million.

SFD® Geothermal Right

The Company acquired the SFD® technology rights for geothermal resources (“Geothermal Right”) from the former CEO on April 18, 2021. The consideration deliverable by the Company in connection with the acquisition of the Geothermal Right is set forth below:

1.	US$40,000 (CDN$50,310) signature payment, which became due immediately and was paid on April 22, 2021;
2.	300,000 common shares, which were issued in December 2021;
3.	CDN$15,000 signature milestone payment paid in August 2021;

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements As at and for the period ended June 30, 2025 (Expressed in Canadian dollars unless otherwise stated)

4.	US$200,000 milestone payment which will become due if the Company's cash balance exceeds CDN$5,000,000 due to receipt of specifically defined funds from operations; and
5.

US$250,000 milestone payment would have become due if the Company executed, completed, and received full payment for an SFD® contract valued at US$10,000,000 or greater, provided such contract was entered into and completed and payment of at least US$5,000,000 was received by April 18, 2023. This milestone expired as of April 18, 2023.

As of June 30, 2025, the Company has recognized $275,610 for the acquisition of the Geothermal Right which is the combination of the US$40,000 (CDN$50,310) and CDN$15,000 signature payments, the value of the 300,000 common shares of $207,300 and other costs of $3,000. The cost of the remaining milestone will be recognized when it is deemed probable that the milestone will be achieved by a special committee of the Board of Directors, comprised entirely of independent directors. The Board of Directors delegated authority to the special committee to determine if the milestone has been achieved. As of June 30, 2025, the remaining milestone is deemed not probable to be achieved.

Reconciliation of Intellectual Property

	SFD® Hydrocarbon Right	SFD® Geothermal Right	Total
Net book value at December 31, 2023	11,231,132	238,863	11,469,995
Amortization for 2024	(1,684,733)	(13,781)	(1,698,514)
Net book value at December 31, 2024	9,546,399	225,082	9,771,481
Amortization for 2025	(842,366)	(6,891)	(849,257)
Net book value at June 30, 2025	8,704,033	218,191	8,922,224

The Hydrocarbon Right is being amortized on a straight-line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized is approximately $1.7 million per year for a 5-year aggregate total of $8.5 million.

The current book value of the Geothermal Right is being amortized on a straight-line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $13,781 per year for a 5-year aggregate total of approximately $68,902.

6. Accounts payable and accrued liabilities

	June 30,	December 31,
	2025	2024
Accrued liabilities related to:
Consultants and professional fees	$221,413	$261,753
Payroll related	366,320	471,596
Board of director’s fees	246,218	201,218
Interest payable	59,327	109,029
	893,278	1,043,596
Trade payables and other	451,254	190,378
	1,344,532	1,233,974

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements As at and for the period ended June 30, 2025 (Expressed in Canadian dollars unless otherwise stated)

7. Convertible Debentures

Between November 8, 2023, and January 11, 2024, the Company issued a total of US$1,872,000 (approximately CAD$2,543,636) of a multi-tranche unsecured convertible debenture (the "November Debentures"). The November Debentures bear interest at 10.0% per annum, paid quarterly in arrears, and are due and payable two years after issuance. On June 26, 2025, US$1,347,000 of the November Debentures were converted into common shares of NXT (Note 10). The remaining US$497,000 (approximately CAD$676,375) of the November Debentures are convertible into common shares at a fixed conversion price of US$0.1808 allowing the subscribers to obtain an aggregate of up to 2,748,893 common shares. Directors of NXT were purchased November Debentures valued, in the aggregate principal amount, at US$147,000 (approximately CDN$196,686).

The November Debentures are unsecured.

Repayment of principal and interest for convertible debentures:	US$	CDN$1.
2025	210,329	286,240
2026	355,675	484,044
Total principal and interest payments	566,004	770,284
Less interest	(69,004)	(93,909)
Principal remaining	497,000	676,375
Accumulated change in fair value of convertible debentures	872,456	1,187,338
Net principal remaining	1,369,456	1,863,713

1.    Converted at 1.3609

Movement in convertible debentures	For the three months ended June 30, 2025		For the six months ended June 30, 2025
	US$	CDN$	US$	CDN$
Opening balance in the period	$6,843,447	$9,846,652	$6,378,141	$9,174,957
Fair value remeasurement of convertible debentures held at the beginning of the period	4,125,819	5,579,602	4,591,125	6,249,145
Conversion to common shares	(9,599,810)	(13,161,546)	(9,599,810)	(13,161,546)
Foreign exchange	-	(400,995)	-	(398,843)
Closing balance, June 30	1,369,456	1,863,713	1,369,456	1,863,713

Loss on fair value remeasurement of convertible debentures

The November Debentures (as of June 30, 2025) and the debentures converted to common shares (as at June 26, 2025) have been revalued at their fair value, both using level 3 inputs which include the market price, volatility and conversion price of the Company’s common stock as at June 26, and June 30, 2025.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements As at and for the period ended June 30, 2025 (Expressed in Canadian dollars unless otherwise stated)

Interest expense for convertible debentures:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
$US	$130,644	$97,746	$282,830	$176,930
$CDN	$180,494	$131,803	$403,200	$238,441

8. Lease obligations

	For the six months ended June 30, 2025	For the year ended December 31, 2024
Opening balance, January 1	$2,301,542	$595,517
Additions	-	2,252,803
Operating lease payments	(120,336)	(364,712)
Finance lease principal payments	(274,539)	(359,706)
Lease accretion	58,473	99,803
Foreign exchange	(56,316)	77,837
Closing Balance	1,908,824	2,301,542
Current portion of lease obligations	704,080	693,607
Long-term lease obligations	1,204,744	1,607,935

Maturity of lease liabilities:	Finance Lease1.	Operating Leases	Total
2025	328,163	120,338	448,501
2026	656,326	240,391	896,717
2027	110,325	237,252	347,577
2028	-	237,252	237,252
2029	-	237,252	237,252
2030	-	177,939	177,939
Total lease payments	1,094,814	1,250,424	2,345,238
Less imputed interest	(107,059)	(329,355)	(436,414)
Total discounted lease payments	987,755	921,069	1,908,824
Current portion of lease obligations	568,389	135,691	704,080
Non-current portion of lease obligations	419,366	785,378	1,204,744

1.    Converted at 1.3609

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements As at and for the period ended June 30, 2025 (Expressed in Canadian dollars unless otherwise stated)

As of June 30, 2025, the Company’s aircraft lease was a financing lease, and the other leases were operating leases. Incremental borrowing rates from between 10.0% and 12.0%. None of the leases have an option to extend past their current terms. The weighted average remaining lease terms at June 30, 2025, is 3.3 years. The Company’s total operating lease expenditures for the period ended June 30, 2025, were $120,336 (2024 - $245,665). The Company’s total financing lease expenditures for the period ended June 30, 2025, was $345,984 (2024 - $164,258, including interest expense of approximately $71,445 (2024-$47,159).

Non-cash lease amortization and accretion

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Amortization of lease incentives and other	$(1,889)	$(1,838)	$(3,779)	$(3,572)
ROU asset amortization	31,405	45,398	61,864	205,434
Lease liability accretion	28,718	23,857	58,465	37,774
	58,234	67,417	116,550	239,636

9. Commitments

The table below is the non-lease operating cost components associated with the costs of the building lease.

For the period ending December 31,	Office Premises
2025	81,701
2026	163,401
2027	163,401
2028	163,401
2029	163,401
2030	122,551
Total	857,856

10. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the six months ended June 30,
	2025		2024
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the year	78,495,184	98,262,510	78,025,237	$98,179,271
Employee Share Purchase Plan (Note 12)	201,052	52,665	234,089	33,883
Restricted Stock Units (Note 12)	194,206	39,035	-	-
Exercise of Stock Options	282,466	98,456	-	-
Conversion of Convertible Debentures	29,145,296	13,161,546	-	-
Equity based transaction with non-employee	634,439	108,455	-	-
As at the end of the period	108,952,643	111,722,667	78,259,326	98,213,154

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements As at and for the period ended June 30, 2025 (Expressed in Canadian dollars unless otherwise stated)

Debenture Conversion

On May 30, 2025, Ataraxia Capital converted $3,175,480 (US$2,300,000) of convertible debentures into 13,540,208 commons shares at conversion prices of US$0.143 and US$0.24 per common share.

On June 26, 2025, MCAPM, LP and Michael P. Mork (“Mork Capital”) converted convertible debentures with a face value US$3,375,000 into 15,605,088 common shares at conversion prices of US$0.1808 and US$0.25 per common share. The increase to common shares related to the Mork Capital convertible debenture was recognized at their fair value using Level 3 inputs, resulting in a fair value of C$9,986,066 (US$7,299,810) on the date of conversion.

Equity based transaction with non-employee:

On October 1, 2023, the Company entered into a service agreement with a marketing consultant (the “Consultant”) to provide sales and marketing services to introduce potential customers to the Company’s SFD® technology, attend trade shows, and update the Company’s marketing systems. The Consultant agreed to be compensated in Common Shares only for approximately US$16,000 per month, based on the five-day volume average price at the end of each month until February 29, 2024. 634,439 common shares issued to the Consultant on January 29, 2025.

11. Net (loss) income per share

Net (loss) income per share – Basic

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Net (loss) income for the period	$(6,982,658)	$(3,013,213)	$701,860	$(4,799,813)
Basic weighted average number of shares outstanding for the period	84,870,859	78,201,292	81,988,924	78,143,297
Net (loss) income per share – Basic	$(0.08)	$(0.04)	$0.01	$(0.06)

In periods in which a loss results, all outstanding stock options, RSUs, deferred share units (“DSUs”) and potential shares from convertible debentures may be excluded from the diluted loss per share calculations, if their effect is anti-dilutive. In addition, for the six-month period ended June 30, 2025 the effect of the accumulated change on the fair value of convertible debentures is also anti-dilutive.

12. Share-based compensation

The Company has an equity compensation program in place for its executives, employees and directors. Executives and employees are given equity compensation grants that vest based on a recipient's continued employment. The Company’s stock-based compensation awards outstanding as at June 30, 2025, include stock options, DSUs, RSUs, and the employee share purchase plan (“ESP Plan”). The following tables provide information about stock option, RSUs, DSUs, and ESP Plan activity.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements As at and for the period ended June 30, 2025 (Expressed in Canadian dollars unless otherwise stated)

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Stock Option Expense	$103,225	$56,435	$205,200	$56,435
Deferred Share Units	38,750	-	77,500	-
Compensation Expense (Note 10)	-	-	-	32,366
Stock-based compensation expense in Contributed Capital	141,975	56,435	282,700	88,801

Employee Share Purchase Plan	10,556	9,460	26,332	16,941
Restricted Stock Units	185,631	25,125	228,045	31,474
Total stock-based compensation expense	338,162	91,020	537,077	137,216

Stock Options:

The following is a summary of stock options which are outstanding as at June 30, 2025.

Exercise price per share	# of options outstanding	# of options exercisable	Average remaining life (in years)
$0.200	166,200	166,200	2.9
$0.203	1,400,000	-	4.7
$0.216	1,648,334	468,333	2.4
$0.252	78,850	78,850	3.2
$0.259	100,000	33,333	3.2
$0.260	52,650	52,650	2.5
$0.264	177,200	177,200	2.5
$0.440	21,360	21,360	0.5
$0.510	16,000	16,000	0.3
$0.620	18,050	18,050	0.5
$0.680	32,250	32,250	0.5
$0.720	24,460	24,460	0.5
	3,735,354	1,088,686	3.3

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements As at and for the period ended June 30, 2025 (Expressed in Canadian dollars unless otherwise stated)

The continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2024, are as follows:

For the six months ended			For the year ended
	June 30, 2025		December 31 2024
		weighted		Weighted
	# of stock	average	# of stock	Average
	Options	exercise price	Options	exercise price
Options outstanding, start of the year	2,647,820	$0.24	2,927,820	$0.32
Granted	1,400,000	$0.20	-	$-
Exercised	(282,466)	$(0.21)	-	$-
Forfeited	-	$-	(180,000)	$(0.22)
Expired	(30,000)	$(0.55)	(100,000)	$(0.52)
Options outstanding, end of the period	3,735,354	$0.23	2,647,820	$0.24
Options exercisable, end of the period	1,088,686	$0.27	777,820	$0.30

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate as determined by the Board of Directors.

On February 24, 2025, the Company granted 1,400,000 incentive stock options at a strike price of $0.203 to directors of the Company. These stock options will vest upon the achieving of a trailing twelve-month free cash flow per share of $0.10. The Company is recognizing Stock based compensation expense (“SBCE”) for these stock options

On January 6, 2023, the Company announced the grant of 2,050,000 performance stock options at a price of $0.216 to employees, officers and directors. These stock options will vest upon receipt of cash for SFD® services performed: 1/3 upon collection of US$6.5 million, 1/3 upon the collection of the next US$7.0 million and the final 1/3 upon collection of an additional US$7.5 million. Approximately 623,266 of these options have vested as the first vesting milestone has been achieved.

Stock-based compensation expense is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

	For the six months ended	For the year ended
	June 30, 2025	December 31, 2024
Expected dividends paid per common share	Nil	-
Expected life in years	5.0	-
Weighted average expected volatility in the price of common shares	140%	-
Weighted average risk-free interest rate	2.91%	-
Weighted average fair market value per share at grant date	$0.181	-
Forfeiture rate	14.3%	-

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements As at and for the period ended June 30, 2025 (Expressed in Canadian dollars unless otherwise stated)

Deferred Stock Units:

A continuity of the number of DSUs which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2024, are as follows:

	For the six months ended	For the year ended
Opening balance	June 30, 2025	December 31, 2024
Opening balance	120,226	37,354
Granted	210,128	82,872
Closing balance	330,354	120,226

The DSUs plan is a long-term incentive plan that permits the grant of DSUs to qualified directors. DSUs granted under the DSUs plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs.

Restricted Stock Units:

RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company's common shares upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant. Historically, the Company settled the RSUs that vested with shares and cash.

A continuity of the number of RSUs, including fair value (“FV”) which are outstanding at the end of the current period and as the end of the prior fiscal year ended December 31, 2024, are as follows:

	For the six months ended		For the year ended
	June 30, 2025		December 31, 2024
	# of RSUs	FV/Unit	# of RSUs	FV/Unit
RSUs outstanding, beginning of the year	915,000	$0.16	-	-
Granted	1,875,000	$0.20	1,035,000	$0.14
Forfeited	-	-	(120,000)	$(0.14)
Common shares issued	(194,206)	$(0.20)	-	-
Payroll withholdings settled in cash	(110,796)	$(0.20)	-	-
RSUs outstanding, end of the period	2,484,998	$0.64	915,000	$0.16

At June 30, 2025, $206,535 is accrued in accounts payable and other accrued liabilities for RSUs.

The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX. Historically, the Company has elected to issue common shares from treasury.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements As at and for the period ended June 30, 2025 (Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of commons shares under the ESP Plan which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2024, are as follows:

	For the six months ended		For the year ended
	June 30, 2025		December 31, 2024
	# of shares	$ amount	# of shares	$ amount
Purchased by employees	100,526	$26,333	234,974	$41,620
Matched by the Company	100,526	26,332	234,973	41,619
Total Common Shares issued	201,052	52,665	469,947	83,239

13. Financial instruments

Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, convertible debentures, and long-term debt. The carrying value of these financial instruments, excluding long-term debt, approximates their fair values due to their short terms to maturity. The Company has determined that long-term debt approximates its fair value as the interest rate approximates market rates.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The carrying value of cash and cash equivalents, short-term investments and accounts receivable reflects management’s assessment of maximum exposure to credit risk. As at June 30, 2025, cash and cash equivalents included balances in bank accounts placed with financial institutions with investment grade credit ratings. The Company manages accounts receivable credit risk by requiring advance payments before commencing certain contract milestones and when possible, accounts receivable insurance.

Foreign Exchange Risk

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, accounts receivable, deposits, accounts payables, accrued liabilities, convertible debentures, and lease obligations, and pricing its SFD® survey contracts in US$. The Company does not currently enter into hedging contracts, but to mitigate exposure to fluctuations in foreign exchange the Company uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars. As of June 30, 2025, the Company held net United States dollar assets totaling approximately US$4,915,384. Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at June 30, 2025, would have had an approximately $668,942 effect on the unrealized foreign exchange gain or loss for the period.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements As at and for the period ended June 30, 2025 (Expressed in Canadian dollars unless otherwise stated)

14. Change in non-cash operating working capital

The changes in non-cash operating working capital balances are comprised of:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Accounts receivable and contract assets	$1,213,289	$754,923	$(5,635,286)	$1,759,023
Prepaid expenses	73,918	(59,348)	77,761	(62,134)
Accounts payable and accrued liabilities	110,524	(125,997)	(52,003)	(463,279)
Deferred revenue	(265,522)	-	(768,843)	-
	1,132,209	569,578	(6,378,371)	1,233,610

15. Geographic information

The Company generates revenue from its SFD® survey system that enables the clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. NXT conducts all its survey operations from its head office in Canada and occasionally maintains administrative offices in foreign locations when needed. Revenue fluctuations are a normal part of SFD® survey system sales and can vary significantly year-over-year.

Revenues for the six-month periods ended June 30, 2025, and 2024 were generated solely by the Hydrocarbon Right and four different customers. There were no revenues attributable to the Geothermal Right.

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
International	$1,656,476	$-	$14,120,547	$602,072
Canada	-	-	-	-
	1,656,476	-	14,120,547	602,072

16. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Accounts payable and accrued liabilities include a total of $29,451 ($55,455 as at December 31, 2024) payable to this law firm.

Another member of the Board is a board member of Pana Holdings Mauritius, the parent company of Ataraxia, which held convertible debentures until May 30, 2025 (Note 10). Accounts payable and accrued liabilities at June 30, 2025, include a total of $nil, ($40,011 or US$27,814, as at December 31, 2024) to Ataraxia for accrued interest.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements As at and for the period ended June 30, 2025 (Expressed in Canadian dollars unless otherwise stated)

A third member of the Board is an employee of MCAPM LP, which held convertible debentures until June 26, 2025 (Note 10). Accounts payable and accrued liabilities at June 30, 2025, include a total of $48,285 (US$35,479), (December 31, 2024 - $57,063 or US$39,669) to Mork Capital for accrued interest.

Certain members of the Board, elected to have most of their Board fees payable at December 31, 2023, converted into the November Debentures (Note 7), for a total of US$147,000 (CDN$196,686). Accounts payable and accrued liabilities at June 30, 2025, include a total of $4,385 (US$3,222), (December 31, 2024 - $4,680 or US$3,253) to these Board members for accrued interest.

Accounts payable and accrued liabilities include $246,218 ($201,218 as at December 31, 2024) for Board fees and $Nil ($35,250 as at December 31, 2024) for management compensation.

Related party expenses

	For the three months ended June 30,		For the six months e nded June 30,
	2025	2024	2025	2024
Legal Fees	$48,691	$51,702	$62,900	$67,054
Interest Expense1.	$171,893	$52,404	$377,593	$103,639
Board of director fees	$68,750	$38,750	$122,500	$77,500

1.

US$121,918 for the three months ended June 30, 2025, and US$265,475 for the six months ended June 30, 2025. US$38,464 for the three months ended June 30, 2024, and US$76,581 for the six months ended June 30, 2024. Includes interest expense for Ataraxia, board of directors and Mork Capital. Mork Capita included in 2025 only.

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